Mail Stop 3561

December 28, 2006

By Facsimile and U.S. Mail

Mr. H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

> **Re:** **Wal-Mart Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2006**
> **Filed March 29, 2006**
> **File No. 1-6991**
> **Form 10-Q for Three Months Ended October 31, 2006**
> **Filed November 30, 2006**
> **File No. 1-6691**

Dear Mr. Scott:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Michael Moran
                    Accounting Branch Chief